Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report

Collection Period Ended   31-Jul-2015

Amounts in USD

Dates

Collection Period No.		1		
Collection Period (from... to)	30-May-2015	31-Jul-2015		
Determination Date	13-Aug-2015			
Record Date	14-Aug-2015			
Distribution Date	17-Aug-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	22-Jul-2015	17-Aug-2015	Actual/360 Days	26
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	22-Jul-2015	15-Aug-2015	30/360 Days	23

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	369,000,000.00	268,954,666.85	100,045,333.15	271.125564	0.728874
Class A-2A Notes	323,000,000.00	323,000,000.00	323,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	215,000,000.00	215,000,000.00	215,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	441,580,000.00	441,580,000.00	441,580,000.00	0.00	0.000000	1.000000
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**1,505,580,000.00**	**1,405,534,666.85**	**100,045,333.15**		
Overcollateralization	38,608,085.19	38,608,085.19	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	1,544,188,085.19	1,444,139,368.98			
Yield Supplement Overcollateralization Amount	72,757,380.27	72,757,380.27	67,773,310.96			
Pool Balance	**1,616,945,465.46**	**1,616,945,465.46**	**1,511,912,679.94**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	103,935.00	0.281667	100,149,268.15	271.407231
Class A-2A Notes	0.820000%	169,216.11	0.523889	169,216.11	0.523889
Class A-2B Notes	0.459000%	71,272.50	0.331500	71,272.50	0.331500
Class A-3 Notes	1.340000%	378,041.54	0.856111	378,041.54	0.856111
Class A-4 Notes	1.750000%	175,534.72	1.118056	175,534.72	1.118056
Total		**$897,999.87**		**$100,943,333.02**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	105,000,218.78	(1) Total Servicing Fee	2,694,909.11
Interest Collections	7,814,216.96	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	0.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	0.00	(3) Interest Distributable Amount Class A Notes	897,999.87
Purchase Amounts	30,893.56	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	2,616.08	(6) Regular Principal Distributable Amount	100,045,333.15
Available Collections	112,847,945.38	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**112,847,945.38**	(9) Excess Collections to Certificateholders	9,209,703.25
		Total Distribution	**112,847,945.38**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,694,909.11	2,694,909.11	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	897,999.87	897,999.87	0.00
thereof on Class A-1 Notes	103,935.00	103,935.00	0.00
thereof on Class A-2A Notes	169,216.11	169,216.11	0.00
thereof on Class A-2B Notes	71,272.50	71,272.50	0.00
thereof on Class A-3 Notes	378,041.54	378,041.54	0.00
thereof on Class A-4 Notes	175,534.72	175,534.72	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	897,999.87	897,999.87	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	100,045,333.15	100,045,333.15	0.00
Aggregate Principal Distributable Amount	100,045,333.15	100,045,333.15	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	95.19
minus Net Investment Earnings	95.19
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	95.19
Net Investment Earnings on the Collection Account	2,520.89
Investment Earnings for the Collection Period	2,616.08

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	1.616.945.465.46	51.910
Principal Collections	64,731,085.06	
Principal Collections attributable to Full Pay-offs	40,269,133.72	
Principal Purchase Amounts	30,873.37	
Principal Gross Losses	1,693.37	
Pool Balance end of Collection Period	1,511,912,679.94	50,463
Pool Factor	93.50%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.82%
Weighted Average Number of Remaining Payments	54.86	53.10
Weighted Average Seasoning (months)	10.12	12.04

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	1,510,214,603.67	50,416	99.89%
31-60 Days Delinquent	1,397,613.61	40	0.09%
61-90 Days Delinquent	245,308.20	6	0.02%
91-120 Days Delinquent	55,154.46	1	0.00%
Total	1,511,912,679.94	50,463	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	1,693.37
Principal Net Liquidation Proceeds	0.00
Principal Recoveries	0.00
Principal Net Losses	1,693.37
Cumulative Principal Net Losses	1,693.37
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.000%